GROWTHPOINT TECHNOLOGY PARTNERS, LLC

FINANCIAL STATEMENTS

For the Year Ended December 31, 2021
With
Report of Independent Registered Public Accounting Firm

Public Document

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SEC FILE NUMBER
8-67086

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING January 1, 2021 (MM/DD/YY) AND ENDING December 31, 2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: GrowthPoint Technology Partners, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

70 South Park
(No. and Street)

San Francisco	CA	94107
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Karyn White	650 400-1821	kwhite@gptpartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Cropper Accountancy Corporation
(Name – if individual, state last, first, and middle name)

2700 Ygnacio Valley Road, Suite 270	Walnut Creek	CA	94598
(Address)	(City)	(State)	(Zip Code)

March 4, 2009	3381
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Karyn White, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of GrowthPoint Technology Partners, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Karyn White

Title: CFO

Based upon "SEC Guidance "Updated Division of Trading and Markets Staff Statement Regarding Requirements for Certain Paper Submissions in Light of COVID-19 Concerns," and difficulties arising from COVID-19, GrowthPoint Technology Partners, LLC is making this filing without a notarization.

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of GrowthPoint Technology Partners, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of GrowthPoint Technology Partners, LLC as of December 31, 2021, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of GrowthPoint Technology Partners, LLC as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of GrowthPoint Technology Partners, LLC's management. Our responsibility is to express an opinion on GrowthPoint Technology Partners, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to GrowthPoint Technology Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplemental information contained in Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II – Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of GrowthPoint Technology Partners, LLC's financial statements. The supplemental information is the responsibility of GrowthPoint Technology Partners, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
We have served as GrowthPoint Technology Partners, LLC's auditor since 2017.
Walnut Creek, California
February 25, 2022

GROWTHPOINT TECHNOLOGY PARTNERS, LLC

Statement of Financial Condition

As of December 31, 2021

	2021
Assets	
Cash	$ 2,943,192
Fees Receivable	105,000
Prepaid Expense	540,179
Other Assets	130,612
Investment in Subsidiary	506,611
Right of Use Asset	194,374
Fixed Assets, net	105,463
Total assets	$4,525,431
Liabilities and Members' Equity	
Accounts payable and accrued liabilities	$ 67,885
Employee Benefit Plan Contribution Payable	604,078
Lease Liability	194,374
Total liabilities	866,337
Members' equity	3,659,094
Total liabilities and members' equity	$4,525,431

The accompanying notes are an integral part of these financial statements.

1. Summary of Significant Accounting Policies

General - GrowthPoint Technology Partners, LLC (the "Company") is a limited liability company established in September 2005. GrowthPoint Technology Partners, LLC provides merger & acquisition, fundraising, and strategic advisory services to a wide range of technology companies. GrowthPoint Technology Partners, LLC will not hold customer funds or safe keep customer securities. GrowthPoint Technology Partners, LLC is a broker/dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

In 2021, GrowthPoint Technology Partners, LLC formed GrowthPoint Technology Partners UK LTD. GrowthPoint Technology Partners UK LTD ("the subsidiary") was capitalized and began operations. As of December 31, 2021, the subsidiary had applied with the Financial Services Authority ("FSA") who regulates financial services markets, exchanges, and firms in the United Kingdom. GrowthPoint Technology Partners UK LTD was formed to support the activities of GrowthPoint Technology Partners, LLC. All revenues of the subsidiary will be received by GrowthPoint Technology Partners, LLC, and it will incur its own operating expenses.

The investment in the subsidiary is recorded on the Company's books using the equity method of accounting, as the Company exerts significant control over its subsidiary. Accordingly, the net changes in the Company's investment in its subsidiary are recorded as a gain or loss on the Statement of Income.

Operations outside of the United States are subject to risks inherent in operating under different legal systems and various political and economic environments. Among the risks are changes in existing tax laws, possible limitations on foreign investments and income repatriation, government price or foreign exchange controls, and restrictions on currency exchange. The Company and the subsidiary do not engage in hedging activities to mitigate their exposure to fluctuations in foreign currency exchange rates. There were no dividends received by the Company from its foreign subsidiary. At December 31, 2021, the assets, liabilities and equity of the subsidiary's foreign operations were $530,575, $23,954 and $506,611, respectively.

Basis of Presentation - The accompanying accrual basis financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions based on available information that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents – For purposes of the Statement of Cash Flows, the Company considers all highly liquid investments, with a maturity of three months or less at the time of purchase, to be cash equivalents.

Fees Receivable – Accounts receivable represents amounts that have been earned and billed to clients in accordance with the terms of the Company's engagement letters with respective clients that have not yet been collected. As of December 31, 2021, accounts receivable are expected to be received, therefore no allowance was necessary.

Prepaid Expenses – Prepaid expenses are payments made before year-end for expenses to be incurred in future periods. At December 31, 2021, the Company had $540,179 in prepaid expenses.

Fixed Assets - The Company records fixed assets based on historical cost adjusted for accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets as follows:

	Useful Lives
Furniture and equipment	5 years
Computers	3 years

Minor replacements, improvements, maintenance, and repairs are expensed as incurred. Gains and losses on sales and retirement of fixed assets are credited or charged to income.

Revenue Recognition - The Company enters into advisory engagement contracts that contain non-refundable, fixed retainer fees. Revenue for these retainers is recognized upon one distinct milestone, which occurs at the implementation of the engagement, memorialized by an initial meeting during which the client signs the advisory engagement contract. At December 31, 2021, all retainer revenue had been earned and recognized, leaving no balance in deferred revenues

Pursuant to the terms of specific engagement letters, the Company's clients may reimburse certain expenses incurred by the Company in connection with such engagements. For the year ended December 31, 2021, expenses of $19,203 have been billed to clients, of which approximately $3,225 remains uncollected. Based on historical experience, 90% is expected to be collected and is not deemed to be material. The Company policy is to record these amounts on a cash basis.

Income Taxes - For GrowthPoint Technology Partners, LLC, no provision for income taxes has been made because the taxable income of GrowthPoint Technology Partners, LLC is included in the income tax returns of the members, except the case where the Company is charged a fee for doing business in that state. California's fees based on revenue is $11,790 in 2021.

Additionally, the Company made a $500,000 tax payment to the California State Tax Authority as a pass-through entity tax expense, which is deductible for federal tax purposes but not state tax purposes.

A number of the Company's tax returns remain subject to examination by taxing authorities. These include the United States federal returns for three years and California state returns for four years.

Concentration of Credit Risk - Financial instruments that potentially subject the Company to a concentration of credit risk principally consist of cash and accounts receivable.

GrowthPoint Technology Partners, LLC maintains its cash in financial institutions which are insured by the Federal Deposit Insurance Corporation (the "FDIC"). At December 31, 2021, cash exceeded the FDIC insured limit of $250,000, by $2,795,405.

Fees receivable are stated at face value. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. Historically, the Company has not incurred any significant credit related losses. For the year ended December 31, 2021, the Company had four customers that comprised 14%, 12%, 8%, and 7% of advisory fees.

2. Fixed Assets

Fixed assets, net, are comprised of the following at December 31, 2021:

	2021
Furniture and equipment	$ 42,207
Computers	94,084
Video Equipment	40,282
Total fixed assets	176,573
Less accumulated depreciation and amortization	(71,110)
Fixed assets, net	$ 105,463

For the years ended December 31, 2021, depreciation expense was $26,393.

3. Commitments and Contingencies

The Company conducted its operations virtually for the period of January 1, 2021 through March 31, 2021, due to the COVID 19 pandemic. The Company began operating from leased facilities in San Francisco on April 1, 2021 and in London on June 1, 2021. Lease payments for the London office were paid in full for the duration of the two-year lease in 2021. Rent expenses for the year ended December 31, 2021 was $130,000 for leased facilities in San Francisco.

Aggregate future minimum lease obligations for the operating leases in effect at December 31, 2021 are as follows:

Year ending	
2022	$124,500
2023	130,725
2024	33,075
Thereafter	0
Total	$288,300

The Company recognized a right-of-use asset and lease liability in accordance with ASU 2016-02 (Topic 842.) At December 31, 2021, the right-of-use asset and lease liability balances were $194,374 each.

The Company is unaware of any other material commitments or contingencies that have not been disclosed in the financial statements.

4. Employee Benefit Plan

GrowthPoint Technology Partners, LLC has a qualified employee savings plan for employees which includes profit sharing and 401(k) features. The 401(k) feature allows participants to make pretax contributions. To be eligible to become a participant, employees must complete 3 months of service and be 21 years of age. Under the plan, GrowthPoint Technology Partners, LLC may make annual discretionary profit-sharing contributions in an amount to be determined by the Managing Directors. To be eligible for a discretionary profit-sharing contribution for that plan year, an employee must be employed as of the last day of the plan year.

GrowthPoint Technology Partners, LLC also sponsors a cash balance plan for the benefit of its employees. An employee is eligible to become a participant in the plan as of the entry date coincident with or next following the completion of one year of service and the attainment of age 21. The entry dates are January 1 and July 1. Each eligible participant will be credited with contributions by GrowthPoint Technology Partners, LLC and with interest income each year. Contributions are equal to a percentage of the participant's compensation depending on their classification group, and the interest credit is a reasonable rate of return that is not affected by the actual return that the plan assets earn. Although technically discretionary, the profit-sharing contributions become required when there are both a cash balance plan and a 401(k)/profit sharing plan, as the profit-sharing contributions are required to pass the combined testing for both plans.

As of December 31, 2021, the Company is committed to fund a combined total of $604,078 for the profit-sharing and cash balance plans.

5. Net Capital Requirements

GrowthPoint Technology Partners, LLC is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires both the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, GrowthPoint Technology Partners, LLC had net capital of $2,273,409, which was $2,227,015 in excess of its required net capital of $46,394. At December 31, 2021, GrowthPoint Technology Partners, LLC's ratio of aggregate indebtedness to net capital was 0.31 to 1, which is within the required regulatory range. The Company's investment in its foreign subsidiary has been deducted from the Company's net worth in the computation of Net Capital, and the Company received no flow-through capital benefits from the subsidiary as of December 31, 2021. The liabilities of the subsidiary have been added to the total Aggregate Indebtedness calculated by the Company at December 31, 2021.

6. Fair Value Measurement

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. an exit price). The accounting guidance includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are as follows:

• Level 1 — Unadjusted quoted prices for identical assets or liabilities in active markets;

• Level 2 — Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability; and

• Level 3 — Unobservable inputs for the asset or liability, which include management's own assumption about the assumptions market participants would use in pricing the asset or liability, including assumptions about risk.

The carrying amounts approximate fair value because of the short maturity of these instruments.

7. Subsequent Event

Management has evaluated subsequent events through the date of the Report of Independent Registered Public Accounting Firm, the date the financial statements were available to be issued. No additional adjustments to, disclosures in, the financial statements were deemed necessary.